[Schawk, Inc. letterhead]

December 3, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Michael Fay

Re:	Schawk, Inc.
File No. 001-09335
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended June 30, 2007

Ladies and Gentlemen:

Schawk, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Michael Fay of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 2, 2007 (the “Comment Letter”) with respect to the above-referenced filings.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1.  Please provide a discussion on the reasons for any significant increases or decreases in revenues and expenses.  In addition, please explain to us the reason for (i) the decline in sales to advertising and entertainment accounts, (ii) the reduction in overall advertising spending by your largest retail client and (iii) the lower advertising account revenues due to lower spending levels on promotions.  Refer to Item 303(3) of Regulation S-K for guidance.

In response to the Staff’s comments, we will include in our quarterly and annual reports more detailed reasons for any significant increases or decreases in revenues and expenses that may occur in the future.

In 2006, the decrease in sales to our advertising and entertainment accounts generally can be attributed to an overall softness in the advertising and entertainment industries. The Company’s advertising agency accounts revenue declined in 2006 primarily because print advertising declined, which has been replaced to some extent by increased Internet advertising, which does not require the Company’s services.  The overall entertainment industry softened in 2006, as early advertising spending to promote blockbuster movies did not produce the impact

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

expected.  The Company’s major movie studio clients lowered their spending on advertising for billboards and movie posters early in 2006 and did not increase spending as the year progressed. The overall reduction in advertising spending in 2006 by our largest client, a large mass merchandiser, was due to the client’s decision to reduce the number of versions of its advertising circulars that it ran in U.S. newspapers as compared to 2005 levels. The lower advertising account revenues due to lower spending levels on promotions resulted primarily from a general reduction in promotional spending on print ads. The Company’s consumer products clients shifted some of their print ad budgets to the Internet and other amounts were transferred to promotions on the package itself and other in-store promotions.

2.  As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates.  In this regard, you would determine an appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

The Company will in its Form 10-K for the fiscal year ending December 31, 2007 include scheduled interest payments in the contractual obligations table.

3.  We believe that disclosure about critical accounting estimates should supplement, not repeat, the description of accounting policies included in the notes to the financial statements.  While notes to the financial statements generally describe the method used to apply an accounting policy, we believe the discussion in this section should focus on the estimates, assumptions or uncertainties involved in applying a principle and how these items may have different effects on financial results, including why these items are subject to change and their sensitivity to change.  For example, your discussion on accounts receivable could discuss how likely the assumptions on recoverability may change and the impact on financial results if the factors that you used in these assumptions would change by a specified level.  With respect to your impairment of long-lived assets, you state that a change in the Company’s business climate, including a downturn in the operations, may subsequently result in an impairment charge.  This discussion could be enhanced by providing further analysis of the factors in arriving at your estimates, including the amount of change in business climate and downturn in operations where impairment is likely to occur.  This type of disclosure is not limited to the examples above, but rather should be considered in each of your critical accounting policy based on each of their specific assumptions and uncertainties.  Please refer to Section V of FR-72 (Release no. 33-8350) for further guidance in this area.

In the Company’s recently filed Form 10-Q for the period ended September 30, 2007, we

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

modified the following disclosures in the Company’s disclosure of Critical Accounting Estimates (we have changed the caption from “Policies” to “Estimates” based upon the Commissions comments):

Accounts Receivable:
We included a statement quantifying the effect of an increase in the Company’s accounts receivable write-off experience, which states, “A 10% to 20% increase in the Company’s write-off experience would result in an approximate $125,000 to $250,000 increase in bad debt expense for a given period, based upon the Company’s methodology for calculating the allowance for doubtful accounts.”

Impairment of Long Lived Assets:
We included a statement that describes in more detail the events that could result in an impairment charge being recorded, which states, “Events that may indicate that certain long-lived assets might be impaired might include a significant downturn in the economy or the consumer packaging industry and/or a loss of a major customer or several customers.”

Goodwill and Other Acquired Intangible Assets:
We included a statement that describes how the fair value of our reporting units is determined and what events could lead to an impairment charge, which states, “Fair value is calculated using a multiple of forecasted earnings based upon current market values of the Company’s common stock. A change in the Company’s business climate in future periods, including a significant downturn in the Company’s operations, and/or a significant decrease in the market value of the Company’s common stock could result in an impairment charge.”

Customer rebates:
This disclosure was removed from the Critical Accounting Estimates disclosure, as it is currently not material to the results of operations of the Company and was a repeat of the Accounting Policies disclosure included in the notes to the financial statements.

Stock Based Compensation:
We have included additional disclosure to help the reader assess the impact of a change in actual forfeitures as compared to our estimates that states, “The Company does not have a material amount of forfeitures of non-vested stock options, so it is unlikely that it will recognize a material change in compensation expense resulting from any such forfeitures.”

The Company also added additional disclosure with respect to unrecognized compensation costs, “As of September 30, 2007, there was $2,134 of total unrecognized compensation cost related to non-vested options and restricted shares outstanding. That cost is expected to be recognized over a weighted average period of approximately 2.2 years. The Company does not anticipate a material change to the recognition of these costs over the next 2 years.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

Income Taxes:
We provided additional detail to our disclosures concerning estimates with respect to uncertain tax positions and reserves as a result of the Company’s adoption on January 1, 2007 of FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes (as amended)—an interpretation of FASB Statement No. 109”. We have made reference to the Note in the Consolidated Financial Statements (Note 13) where this information is disclosed.

Exit Reserves:
The Company added the following disclosure to help the reader assess the impact of a change in assumptions related to our estimates of exit reserves that states, “The Company currently does not anticipate a significant increase or decrease in these reserves, as we do not anticipate a material change to the assumptions used with respect to the facility closure costs.”

4.           Any non-cash financing and investing activities should be set forth in the supplementary disclosure section of this statement, rather than directly in the statement of cash flows.  For example, the non-cash portion of the acquisition of Seven Worldwide or specifically the $70 million stock issues in this acquisition should not be reflected within financing (issuance of stock) and it’s related investing (acquisitions) activity.  Please refer to the guidance in paragraph 32 of SFAS 95 and revise accordingly.

We will adjust the Statements of Cash Flows for all non-cash financing and investing activities in future filings.

5.           Reference is made to page 10 under Purchasing and Raw Materials where you state, “the Company has negotiated and enjoys significant volume discounts on materials and supplies from most of its suppliers.”  Please tell us the nature of these arrangements and explain whether you are following the guidance in EITF 02-16.  In view of the significance of these arrangements as stated above, also include a significant accounting policy for vendor rebates that clearly describe (i) the nature of the arrangements; (ii) the accounting treatment accorded in these arrangements including how recognized and measured; and (iii) the financial statement accounts impacted in accounting for these arrangements.

The Company has entered into agreements with several of its major suppliers for fixed rate discounts and volume discounts, primarily received in cash, on materials used in its production process. Some of the discounts are determined based upon a fixed discount rate, while others are determined based upon the purchased volume during a given period, typically one year. The Company is following the guidance in EITF 02-16,“Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, as it is recognizing the amount of the discounts as a reduction of the cost of materials either included in raw materials or work in process inventories or as a credit to cost of goods sold to the extent that the product has been sold to a customer. The Company recognizes the amount of volume discounts based upon an estimate of purchasing levels for a given period, typically one year, and past experience with a particular vendor. Some rebate payments are received monthly while others

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

are received quarterly. The Company has not recognized significant adjustments to estimated cash rebates.

We will include substantially similar disclosure in our significant accounting policies footnote in all future relevant filings. We will also change the language on page 10 to state that we negotiate discounts with most of our major suppliers.

 6.           In a number of your acquisitions, you cite the same reason that goodwill was recognized because the purchase price reflects the complimentary strategic fit that the acquired business brings to the Company’s existing operations.  This disclosure appears vague and generic.  We believe that the guidance in paragraph 51 of SFAS 141 entails more significant disclosure that details the primary reasons, including a description of factors that contributed to the recognition of goodwill.  Also, the disclosures should not be the same for each acquisition, as more robust disclosures should be provided based on a higher significance level and amount of goodwill recognized for an acquisition.  Please revise accordingly.

We expanded our disclosure to specify the primary reasons for our acquisitions in the Company’s recently filed Form 10-Q for the period ended September 30, 2007.  Set forth below in italics are the new disclosures that were included in the Form 10-Q in response to the Staff’s comments:

Acquisition of Perks Design Partners Pty, Ltd.:
“The primary reason for the acquisition was to expand the Company’s creative design business in Australia.  This was the primary factor that contributed to the recognition of goodwill in the Company’s consolidated financial statements.”

We will also add disclosure substantially similar to the following with respect to relevant future filings that include disclosure of the Perks acquisition:“ We have multinational clients that have requested that we increase our global coverage to include Australia so that the Company can provide design services for their Australian operations.  The reputation of Perks as a quality provider of design services to multinational consumer products clients was another factor we considered in acquiring Perks”.

Acquisition of Protopak Innovations, Inc.:
“The primary reason for the acquisition was to complement the Company’s existing consumer packaging business. The prototype service provided by Protopak will allow the Company to provide its customers with product packaging samples reflecting its customers proposed modifications to its products. Prior to acquiring this business, the Company had, for the most part, outsourced this service. This was the primary factor that resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

We will also add disclosure substantially similar to the following with respect to future filings that include disclosure of the Protopak acquisition: “The Company’s sales force has

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

been requesting that the Company add consumer product packaging prototypes (models or “comps”) to its services offering.  The Company determined that Protopak was a leader in this business and serviced many U.S. based multinational consumer product companies both in Canada and for the clients U.S. offices.  Many of the clients are also clients of the Company so there was a complimentary fit between the two businesses.  The top management of Protopak worked for Fortune 500 food and beverage companies prior to starting Protopak.  This contributed to the attraction of acquiring Protopak as the top management understands how to work with a Fortune 500 company.”

Acquisition of Benchmark Marketing Services, LLC:
“The primary reason for the acquisition was to acquire an established workforce in the Cincinnati area to complement our existing Anthem Cincinnati creative design operation. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.

In addition to the above disclosures, the Company expects to modify the disclosures in its Form 10-K for the year ending December 31, 2007 to include additional disclosures, substantially described below, relating to other historical acquisitions to the extent discussions of these acquisitions continue to be included in the Notes:

Acquisition of WBK, Inc:
“A primary reason for the acquisition of WBK, Inc. was to acquire an established design firm in Cincinnati with a track record in working with major consumer product clients. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

Acquisition of Schawk, India, Ltd.:
“The primary reason for the acquisition was to acquire a controlling interest in Schawk, India, Ltd. The Company previously acquired a 50 percent interest in this company and determined that a controlling interest would allow the Company to better manage and make better use of the workforce and resources in India. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

Acquisition of Anthem York:
“The primary reason for the acquisition was to acquire an established work force in the creative design business as it relates specifically to food and beverage and consumer packaging customers in Europe. The Company had a desire to have design services in Europe to service its multinational and European clients. Anthem York was the first design firm in Europe acquired by the Company. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

Acquisition of Seven Worldwide Holdings, Inc.:
“A primary reason for the acquisition was to acquire a graphic services company with an established, knowledgeable work force in the retail, advertising and pharmaceutical markets. Seven Worldwide Holdings, Inc. also has an established work force and presence in the United Kingdom and Australia with consumer packaging companies, and the Company was seeking to

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

expand its presence in these regions. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

Acquisition of Weir Holdings, Limited:
“The primary reason for this acquisition was to expand the Company’s graphic services offering into Europe. Weir Holdings was an established graphic services company with a knowledgeable work force. Weir Holdings was the first graphic services acquisition in Europe by the Company. This resulted in the recognition of goodwill in the Company’s consolidated financial statements.”

We will continue to apply the Staff’s guidance with respect to disclosures concerning goodwill for any future acquisitions.

7.           In light of the disclosure on page 9 stating that generally projects or orders are in and out of your facilities within five to seven days, please tell us in detail the types of costs that you capitalize in work-in-process inventory and your method of allocating costs to work-in-process inventory.

 The Company’s inventories include made–to-order graphic designs, images and text for a variety of media including the consumer products, retail, pharmaceutical and entertainment industries and consist primarily of raw materials and work in process inventories.  The Company operates in over 154 facilities in 12 countries throughout the world. Each facility, depending on its size and the customer base it serves, could have anywhere from zero to hundreds of individual work in process jobs in inventory at the end of a month. The disclosure on page 9 stating that generally projects or orders are in and out of our facility within five to seven days primarily relates to basic graphic service projects. As a result of businesses acquired in 2005 and 2006 that included printing and different types of graphic services, jobs and projects have become more complex, which has increased the average number of days projects are in work in process inventory. We will modify the disclosure to include language similar to the above in future relevant filings.

The Company uses a standard costing methodology and has several custom job costing systems to track and measure its production costs. The Company opens a work order / job ticket to track each piece of work through its production facilities. The Company recognizes revenue at the later of the delivery of goods and/or services to the customer or the acceptance of goods and/or services by the customer and defers all related costs until such revenue is recognized. These costs, which are included in work in process inventories, are as follows:

Direct labor and direct labor overhead costs – The nature of the Company’s business as a graphics services/prepress provider results in a substantial portion of the Company’s production costs resulting from labor. The Company’s direct labor employees charge time that they work on jobs to prescribed direct labor activity codes. Employee and non-employee costs directly associated with the production process are included in our pool of overhead costs. These costs consist primarily of payroll expenses related to the employees directly involved in the production

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

process and their related benefits, payroll expenses related to department and plant supervisory and other indirect employees and their related benefits, and allocations of facility and related costs. Our overhead pool of costs includes costs associated with direct labor employees (including direct labor costs not chargeable to specific jobs, which are also considered a direct cost of production) and all indirect costs associated with the production/creative design process, excluding any selling, general and administrative costs. We calculate a direct labor rate and an overhead rate by dividing each of those cost pools by the estimated annual total direct labor hours chargeable to jobs. These standard labor and overhead rates are applied to all hours charged to work in process jobs. Each calendar quarter the standards are adjusted to actual.

Material costs – Materials used in the production process consist of printing plates, paper, vinyl, film, gravure cylinders, ink, proofing media and other input materials consumed during the production process. These costs and are included in work-in process inventory at acquisition cost, net of vendor rebates.  Material costs are charged directly to open jobs when they are coded through the accounts payable process.

Third party vendor services –We outsource certain services from third party vendors, such as freelance services (i.e. photography, modeling agency fees, etc.) temporary workforce costs, barcodes, design art, production art or any other products and services that can be outsourced to or procured from a third party vendor directly related to the creation of customer artwork. Outside purchases are charged directly to open jobs when they are coded through the accounts payable process.

 8.           Please tell us why you believe that your customer relationships have a weighted average life of 15 years.  In your response, provide us support for the 15- year customer relationship average life.  Assuming a satisfactory response, your notes should provide disclosure of the reasons that support this estimated average useful life.

We assign a useful life to customer relationships based on the period over which these relationships are expected to contribute directly or indirectly to the future cash flows of the Company. We engaged a third party appraisal firm to assist us in determining the useful life. The companies that we have acquired typically have key long-term relationships with Fortune 500 companies for more than 15 years. Because of the custom nature of the work that we do, our experience has been that customers are reluctant to change suppliers. No facts or circumstances have occurred which would lead us to believe that the estimated useful lives should be adjusted.

We will include disclosure substantially similar to the above discussion in relevant future filings.

9.           Please tell us in greater detail the facts and circumstances surrounding your determination that you needed to do further analysis to determine if it was necessary to correct your historical method of capitalizing certain costs in work-in-process inventory.  In your response, tell us how you determined that no material financial statement adjustments were required for any period presented in your Form 10-Q or any other historical period.

U.S. Securities and Exchange Commission
Division of Corporate Finance
December 3, 2007

The Company was unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2007 by the due date of August 9, 2007 because the Statement of Auditing Standards No. 100 (“SAS 100”) interim financial statement review by the Company’s independent public accountants had not been completed. The Company’s independent accountants questioned the types of costs that the Company capitalized as overhead in work-in-process inventory and the methods it used to apply those costs. The Company performed a detailed analysis of the costs capitalized as direct labor and overhead and determined that it was capitalizing costs in accordance with generally accepted accounting principles, except for certain immaterial costs that were ultimately deemed non capitalizable. The Company presented the results and its conclusions to its independent public accounts. The Company’s independent public accountants did not object to the Company’s accounting. As such, no material change to the Company’s historical methods of applying costs to inventory units or its practice of capitalizing direct labor and overhead costs to work in process inventory was necessary and therefore no adjustment to the consolidated financial statements of any historical reporting period was recorded.

 The Company’s Acknowledgement:

In connection with the foregoing responses, the Company acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/James J. Patterson
James J. Patterson
Senior Vice President and
Chief Financial Officer